## Contact

www.linkedin.com/in/trey-fitz-gerald-aa46273 (LinkedIn)
www.RealSaltLake.com (Personal)

# Trey Fitz-Gerald

Sr. Dir., Marketing & Communications at Real Salt Lake
Salt Lake City, Utah, United States

## Experience

Real Salt Lake
Sr. Dir., Marketing & Communications

Major League Soccer
Sr. Director, Public Relations
March 1997 - October 2004 (7 years 8 months)

Colorado Rapids
Account Executive
1996 - 1997 (1 year)

## Education

Regis University
· (1991 - 1993)